SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


10016471

October 13, 2010

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published October 13, 2010.


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Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
October 13, 2010	Press Release	Skanska initiates residential project in Oslo, invests NOK 220 M, about SEK 250 M, construction contract totals NOK 312 M, about SEK 360 M	law and by the listing agreement with Stockholm Stock Exchange

dlw 10/22

SKANSKA

Press release

October 13, 2010
08:30 a.m.

Skanska initiates residential project in Oslo, invests NOK 220 M, about SEK 250 M, construction contract totals NOK 312 M, about SEK 360 M

Skanska, in cooperation with the property company Ferd Eiendom, is starting a new residential area in Oslo, Norway. Skanska's share of the investment is amounting to approximately NOK 220 M, about SEK 250 M. Skanska is responsible for the entire construction contract, which amounts to NOK 312 M, about SEK 360 M, which will be included in fourth-quarter order bookings.

Skanska Residential Development Nordic and Ferd Eiendom each hold a 50-percent share in the Tiedemannsbyen project company which is the investor in land and buildings for the project.

The first phase of the new Tiedemannsbyen neighborhood will include apartment blocks with 174 units and 25 row houses, in addition to parking for cars and bikes. This is the first of three phases which are planned for the former industrial area that was the site of the Tiedemanns tobacco plant in the Ensjø district of Oslo.

In collaboration with Oslo Municipality, a green profile will be created for the area involving renewable energy, environmentally friendly materials and the preservation of nature values.

Construction work will commence in January 2011 and will be completed by April 2013.

Skanska Residential Development Nordic initiates and develops residential areas for apartment blocks and single-family homes. At mid-2010, the business area had approximately 3,300 new homes in production, of which about 3.000 in the Nordics. About 350 employees are active within Skanska Residential Development in Sweden, Skanska Kodit in Finland and Skanska Bolig in Norway.

Skanska Norway focuses on construction and civil engineering operations. The unit has approximately 4,100 employees. In 2009, Skanska Norway reported revenue of about SEK 11 billion. In Norway,

Skanska is also active in the development of residential and public-private partnerships (PPP) projects.

For further information, please contact:

Annett Aamodt, Communications Manager, Skanska Norway, tel +47 92 25 10 10
Peter Gimbe, Press Officer, Skanska AB, tel +46 (0)10-448 88 38
Direct line for media: +46 (0)10-448 88 99

This and previous releases can also be found at www.skanska.com

The information is such that Skanska AB is obligated to publish in accordance with the Swedish Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the Group's global environmental know-how, Skanska aims to become customers' first choice in terms of Green projects. The Group currently has 49,000 employees in selected home markets in Europe, the US and Latin America. Skanska's sales for 2009 totaled SEK 137 billion.